Exhibit 12.1
CST BRANDS, INC.
STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO
FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,		Year Ended December 31,
	2013		2012		2011		2010		2009		2008
Earnings:
Income from continuing operations before income tax expense	$105		$315		$317		$290		$222		$346
Add:
Fixed charges	15		17		17		17		16		17
Amortization of capitalized interest	—		—		—		—		—		—
Distributions from equity investees	—		—		—		—		—		—
Less:
Interest capitalized	—		—		—		—		—		—
Total earnings	$120		$332		$334		$307		$238		$363

Fixed charges:
Interest expense, net	7		1		1		1		1		—
Interest capitalized	—		—		—		—		—		—
Rental expense interest factor (a)	8		16		16		16		15		17
Total fixed charges	$15		$17		$17		$17		$16		$17

Ratio of earnings to fixed charges	8.0	x	19.5	x	19.6	x	18.1	x	14.9	x	21.4	x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

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